NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION

NYSE Arca, Inc. (the 'Exchange') hereby notifies the SEC of its intention to remove the entire class of each of the following securities issued by FocusShares Trust (the 'Company') from listing and registration on the Exchange at the opening of business on March 30, 2009:

FocusShares ISE Homebuilders Index Fund
FocusShares ISE SINdex Fund
FocusShares ISE-CCM Homeland Security Index Fund
FocusShares ISE-REVERE Wal-Mart Supplier Index Fund


This action is being taken pursuant to the provisions of Rule 12d2-2(b), because, the Board of Directors of the Company, a registered investment company, determined to discontinue and liquidate certain of its exchange traded funds.

Accordingly, October 17, 2008, was the last day of trading on NYSE Arca, Inc. for each of the above four issues and the last day on which creation unit aggregations of such issues were purchased or redeemed. The above funds were closed to new investment beginning October 20, 2008.

All shareholders holding the above issues on October 31, 2008, received the value of their shares as of October 31, 2008, which will include any capital gains and dividends, into the cash portion of their brokerage accounts.

The above issues were suspended from trading prior to the opening of business on Monday, October 20, 2008.